

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 26, 2016

Via E-mail
William Mandel
President and Chief Executive Officer
Kelvin Medical, Inc.
10930 Skyranch Place
Nevada City, CA 95959

> **Re:** **Kelvin Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2016**
> **File No. 333-212791**

Dear Mr. Mandel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. It appears that you are a shell company: you have no or nominal operations and your assets consist solely of cash. Accordingly, revise the disclosure throughout your filing to state that you are a shell company; please see Rule 405 of the Securities Act. Additionally, please disclose the consequences of your status as a shell company, including restrictions on your ability to use registration statements on Form S-8, limitations on the ability of your security holders to use Rule 144, and the potential for reduced liquidity or for outright illiquidity of your securities. Please also disclose your shell company status on your prospectus cover page and add a related risk factor. Alternatively, please tell us why you do not believe you are a shell company.

2. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   We note that you are registering the resale of 3 million shares of common stock. Given that you appear to be registering for resale all of the outstanding shares held by non-affiliates, the offering of such shares appears to be a primary offering. Therefore, please revise the terms of your resale offering to identify the selling shareholder as an underwriter. Alternatively, substantially reduce the size of the resale portion of the offering. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov. Please also revise to include the disclosure required by Item 701 of Regulation S-K.

5.   Please provide the information required by Item 7 of Form S-1.

6.   In the appropriate place in the prospectus, please confirm that Mr. Mandel will not attempt to sell any of the three million shares registered for the benefit of the selling shareholder.

Company Overview, page 5

7.   It appears, from the disclosure in the fourth paragraph of this section, that you believe the ability to scale your disclosure, including the ability to omit Items 1A, 1B, and 6 from your Form 10-K, is a result of status as a Section 15(d) reporting company instead of status as a smaller reporting company. Please revise your disclosure here and your similar disclosure on page 9.

8.   Please reconcile the disclosure in the last sentence on page 5 that you do not have any written agreements regarding the retention of any employees with your management agreement with Mr. Mandel filed as exhibit 10.2.

9.   Please expand the disclosure in the penultimate paragraph on page 6 to explain what you mean by "the successful completion of this Offering." For example, are you referring to all of the shares being sold in this offering?

Government regulation of the medical device, page 11

10.   Please revise the disclosure to clarify what you mean by the term "GMP requirements."

Plan of Distribution; Terms of the Offering, page 14

11.   In this section, please disclose how the selling shareholder will attempt to sell its shares.

12.   Please tell us, with a view to disclosure, whether you have taken or intend to take actions required to qualify your common stock for trading in all states.

Acceptance of Subscriptions, page 16

13.   We note your disclosure on the prospectus cover page that you will have immediate use of the proceeds. Please expand the disclosure in this section to clarify when you will issue the shares relative to when you have access to investor's funds.

Description of Business, page 18

14.   Please expand the disclosure in the first paragraph on page 19 to disclose the material terms of the license agreement.

15.   Please expand the disclosure in the second paragraph on page 19 to disclose the duration of the patent. See Item 101(h)(4)(vii) of Regulation S-K.

16.   Please expand the disclosure in this section to include the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K.

17.   Please tell us whether you commissioned any of the third party data.

Products, page 20

18.   Please tell us the basis for the estimated costs of goods sold and the estimated retail prices listed for the products on pages 21 and 22. Given your disclosure on page 8 that you do not yet know when you will be able to produce your first commercial arm band device order, it is unclear that you have a reasonable basis upon which to project the estimated prices.

19.   Since you do not appear to have sold any products, please revise throughout to remove claims about the benefits of your product, or revise to indicate that they represent management's belief. Examples include the disclosure in the last two paragraphs on page 23.

Competition, page 25

20.   Please explain what you mean by the phrase "early adopters" mentioned in the fifth paragraph of this section.

Directors, Executive Officers, Promoters and Control Persons, page 28

21.   Please disclose the principal business of Eigen and Oasis Medical Solutions.

22.   Please revise the biographies of Mr. Mandel and Dr. Austin to include the disclosure required by Item 401(e) of Regulation S-K.

Statement of Operations, page F-4

23.   We note that you present share based compensation expense as a separate line item in your statement of operations. Proper presentation calls for an income statement based on the type of expense and not by the method of payment. Please revise your filing to present this amount in the appropriate expense category - e.g., management fees, general and administrative expense, research and development, etc. Refer to SAB Topic 14F.

Other Expenses of Issuance and Distribution, page 34

24.   Please revise to furnish a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered. See Item 511 of Regulation S-K.

Indemnification of Directors and Officers, page 34

25.   Please tell us which provision of your bylaws provides for an advance of expenses incurred by officers of directors in proceedings as described in the last two paragraphs of this section.

Recent Sales of Unregistered Securities, page 35

26.   Please provide the information required by Item 701(d) as it applies to the transaction in the last paragraph on page 35.

Exhibit Index, page 36

27.   Please file as an exhibit the form of subscription agreement you plan to use. See Item 601(b)(10) of Regulation S-K.

Exhibit 23.1

28.   We note the consent from your independent registered public accounting firm is not dated. Prior to requesting effectiveness, please file a currently dated consent. See Item 601(b)(23)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sharon D. Mitchell